SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

Report on the Brazilian Code of Corporate Governance - Publicly Held Companies

Updated as of July 31, 2025.

1.       SHAREHOLDERS

1.1       Shareholding Structure

1.1.1	The corporate capital of the company shall be composed only by common shares.

Practice adopted.

1.2	Shareholders’ Agreements

1.2.1	The shareholders’ agreements shall not bind the exercise of the voting right of any manager or member of the supervisory and control bodies.

Practice partially adopted.

As permitted by article 118 of Law No. 6,404/76, the shareholders’ agreement of the Company executed on April 16, 2013 between AmBrew S.A., InterBrew International GmbH and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“FAHZ”) (“Shareholders’ Agreement”), bounds only the exercise of the voting right of the representatives of such shareholders in the Board of Directors and with regard to the matters indicated therein. In practice, it could not be different, since such directors, in their majority, exercise functions at the controlling shareholders or are somehow linked to them. The Shareholders’ Agreement became effective on July 2, 2019 and shall remain in force for the term during which FAHZ holds, at least, 1,501,432,405 shares representing the corporate capital of the Company (as such number is adjusted by bonuses, stock split and groupings of shares) or up to the moment when it terminates the agreement. The Shareholders’ Agreement does not bind the exercise of the voting right or the members of the Fiscal Council.

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In addition, out of the eleven effective directors that compose the Board of Directors of the Company, three are independent (under the terms of CVM Resolution No. 80/22 and the Company’s bylaws) and, therefore, their votes, by definition, are not subject to the shareholders’ agreement.

The Company’s shareholders’ agreement is available for consultation on its investor relations website (item “Corporate Governance”, “Shareholders’ Agreement”), as well as on the website of the Brazilian Securities Commission - CVM.

1.3       Shareholders’ Meetings

1.3.1	The Executive Board shall use the shareholders’ meeting to communicate the conduction of the businesses of the company, for which the company shall publish a manual aiming at facilitating and encouraging attendance at the shareholders’ meetings.

Practice adopted.

1.3.2	The minutes shall allow full understanding of the discussions held at the meetings, even if drawn up as a summary of facts, and bear the identification of the votes casted by the shareholders.

Practice adopted.

1.4       Defense Measures

1.4.1	The Board of Directors shall make a critical analysis of the advantages and disadvantages of the defense measure and of its characteristics, and, above all, of the triggers and price parameters, if applicable, explaining them.

Not applicable.

1.4.2	Sections that render unfeasible the removal of the measure from the bylaws, the so-called “irrevocable clauses”, shall not be used.

Not applicable.

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1.4.3	In case the bylaws determine the performance of a public offering for acquisition of shares, whenever a shareholder or group of shareholders achieve, directly or indirectly, a relevant interest in the voting capital, the pricing rule of the offering shall not impose additions of premiums materially above the economic value or of the market value of the shares.

Not applicable.

1.5       Change of Control

1.5.1	The bylaws of the company shall establish that: (i) transactions in which it is configured direct or indirect disposal of shareholding control shall be followed by public offering for acquisition of shares directed to all shareholders, for the same price and conditions obtained by selling shareholder; (ii) the managers shall state their position on the terms and conditions of corporate reorganizations, capital increases and other transactions that may give rise to change of control, and indicate whether they ensure fair and equitable treatment to the shareholders of the company.

Practice not adopted.

The bylaws of the Company do not create obligations in addition to those set forth in the applicable legislation for events of disposal of control. In such sense, in accordance with rule contained in article 254-A of Law No. 6,404/76, if there is direct or indirect disposal of the control of the Company, it shall be ensured to the minority shareholders the right to sell their shares within the scope of the public offering for acquisition of shares, by a minimum price equal to 80% of the amount paid to the controlling shareholders. However, there is no restriction for the acquiring party to offer an amount over the one established by law, if it wishes so.

Furthermore, under the terms of the applicable legislation and of the bylaws of the Company, it shall be upon managers to approve operations that may give rise to change of control to the extent such (i) depends on the resolution of the Board of Directors; or (ii) results from proposal of the management itself to the shareholders’ meeting. Accordingly, change of control operations that involve corporate reorganization (amalgamation, merger or spin-off involving the Company), issuance of shares, of subscription warrants and of debentures

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convertible into shares (being such always within the limits of the authorized capital), or a transaction with related parties (in such case, after appreciation and recommendation by the Governance Committee).

In case the management proposal refers to corporate reorganization (amalgamation, merger or spin-off involving the Company), modification to the corporate capital or issuance of debentures or subscription warrants, the Fiscal Council of the Company shall also give its opinion previously to the submission of the relevant proposal to the shareholders’ meeting.

Considering the existence of a controlling shareholder, the Company understands that, in complying with the mechanisms set forth by law in case of a change of control, as mentioned above, it allows for the maximization of business opportunities and, therefore, the value of the Company in the long term, which benefits its shareholders, including the minority shareholders.

1.6       Management Opinion on Public Offerings for Acquisition

1.6.1	The bylaws shall provide for the Board of Directors to give its opinion regarding any public offering for acquisition of shares or securities convertible into, or exchangeable by, shares issued by the company, which shall contain, among other relevant information, the opinion of the management on the occasional acceptance of the public offering for acquisition and on the economic value of the company.

Practice not adopted.

The bylaws of the Company does not provide for an obligation of the Board of Directors to state its opinion on a public offering for the acquisition of shares or securities issued by the Company (“OPA”). Nevertheless, even it not being mandatory, the Board of Directors of the Company may state its opinion on the matter anytime it believes necessary in order to comply with its fiduciary duties and/or to assure the interests of the Company and of its shareholders.

Additionally, it is important to note the Company has a defined control and its shares have liquidity in the market, which makes the occurrence of a voluntary OPA for its shares unlikely. The acquisition of the Company’s control shall necessarily depend on a direct negotiation with the controlling shareholder of the Company and shall be subject to the rule

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contained in article 254-A of Law No. 6,404/76, already mentioned in item 1.5.1 of this Governance Report.

1.7       Policy on Allocation of Income

1.7.1	The company shall prepare and disclose a policy on allocation of income defined by the Board of Directors. Among other aspects, such policy shall provide for the periodicity of payments of dividends and the reference parameter to be used for the definition of the respective amount (percentages of the adjusted net earnings and of the free cash flow, among others).

Practice adopted.

1.8	Government-controlled Private Company

1.8.1	The bylaws shall identify in a specific chapter, in a clear and accurate manner, the public interest that justified the creation of the government-controlled private company.

Not applicable.

1.8.2	The Board of Directors shall monitor the activities of the company and establish internal policies, mechanisms and controls for the assessment of the occasional costs of meeting the public interest and occasional reimbursement of the company or of the other shareholders and investors by the controlling shareholder.

Not applicable.

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2.       BOARD OF DIRECTORS

2.1       Attributions

2.1.1	The Board of Directors shall, without prejudice to other legal and statutory attributions, and other practices set forth in the Code: (i) define the business strategies, taking into consideration the impact of the activities of the company on the society and on the environment, aiming at the continuity of the company and value creation on the long term; (ii) periodically assess the exposure of the company to risks, and the efficacy of the risk management systems, of the internal controls and of the integrity/compliance system, and approve a risk management policy compatible with the business strategies; (iii) define the values and ethical principles of the company and care for the maintenance of transparency of issuer upon relationship with all interested parties; (iv) annually review the corporate governance system, aiming at improving it.

Practice adopted.

Pursuant to the bylaws of the Company, the Board of Directors defines the general guidance of the businesses of the Company, approving the guidelines, policies and objectives that guide its performance. Such guidelines, policies and objectives are always in compliance with the ten principles on which the culture of the Company is based, which define the manner by which the activities of the Company shall be conducted. Such principles are set on the Company’s Code of Business Conduct, available at the Company’s investor relations website (item “Corporate Governance”, “Policies, Codes and Internal Regulations”, “Code of Business Conduct”).

In connection with such principles, upon defining the business strategy of the Company, the Board of Directors takes into consideration the impacts of the activities of the Company on the society and on the environment, aiming at the continuity of the company and value creation on the long term, essential to the sustainable growth of the Company for the benefit of the construction of a future with more cheers. In such sense, the Board of Directors has as attribution, under the terms of the bylaws of the Company and of its internal regulations, the approval not only of the operational plan of annual investment, but also the long term strategic plans of the Company.

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Furthermore, the Company’s commitment towards sustainability is publicly assumed by means of ambitions established and disclosed on an annual basis in the Sustainability and Annual Report, taking into consideration the pillars: environment, social and governance of our business, highlighting our agenda in Water Management, Sustainable Agriculture, Climate Action, Circular Packaging, Smart Drinking and Entrepreneurship. For more information about the main initiatives and ambitions of the Company within each of such pillars, please refer to the most recent version of the Sustainability and Annual Report of the Company available for consultation on the Company’s investor’s relations website (item “Reports and Publications”, “Sustainability”, “Sustainability and Annual Reports”).

In addition, in accordance with its annual minimum agenda (established in the internal regulations of the Board of Directors), the Board of Directors periodically assesses the exposure of the Company to the main material risks, as well as the efficacy of its risk management systems and internal controls, ensuring that the tolerance levels it has defined are being followed.

With the purpose of providing guidelines for the management of risks to which the Company is subject, the Company follows a Risk Management Policy, which is available for consultation on its investors relations webpage (item “Corporate Governance”, “Policies, Codes and Internal Regulations”, “Risk Management Policy”), as well as on the website of the Brazilian Securities Commission – CVM.

The Risk Management Policy defines the financial and non-financial risks with regard to which the Company seeks protection, establishing guidelines for setting forth the acceptable limits of exposure for each one of them, in accordance with the short, medium and long term goals of the Company, as well as with the evaluation and management system of such risks.

The enterprise risks are grouped in: (i) strategic risks; (ii) operational risks; (iii) financial risks; (iv) regulatory and legal risks; and (v) risks of image. The management of such risks is conducted jointly by the Board of Directors (which can rely on the assistance of the advisory committees, depending on the risk’s nature) and the Board of Officers of the Company.

The Company also counts on a Code of Business Conduct approved by its Board of Directors, which provides for details on the Company’s commitment to a responsible, ethical and transparent performance, in line with the principles of dream, people and culture mentioned

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above. The mentioned code establishes the conduct guidelines to be complied with by managers, employees and suppliers of the Company and its subsidiaries, in Brazil and abroad, and states the principles that shall guide the performance of individuals and entities that act on behalf of the Company. The efficacy of the integrity system is periodically assessed by the Board of Directors, within the scope of the follow-up of the compliance program of the Company set forth in its annual minimum agenda. For more information on the management of risks by the Company, please refer to item 5.1 of the Reference Form and 4.5 of this Governance Report. With regard to the Code of Business Conduct, see items 5.3 of such Form and 5.5.1 of this Report for additional information.

Finally, also in line with its annual minimum agenda, the Board of Directors periodically reviews the corporate governance system of the Company aiming at its improvement.

2.2       Composition

2.2.1	The bylaws shall establish that: (i) the Board of Directors shall be composed, in its majority, by external members, having, at least, one third of independent members; (ii) the Board of Directors shall assess and disclose, on an annual basis, who are the independent directors, as well as indicate and justify any circumstances that may compromise their independence.

Practice partially adopted.

The Company’s bylaws, approved by the Extraordinary Shareholders’ Meeting held on April 29, 2025, expressly provides in its article 15, paragraph 3, that the Board of Directors shall be composed, in its majority, by external members, who may or may not be considered independent members. The bylaws also sets forth that at least 2 or 20% of the members of the Board of Directors of the Company, whichever is greater, shall necessarily be independent.

Even though the bylaws does not provide that the Board of Directors shall evaluate and disclose on an annual basis who are the independent members, it clearly defines in its article 15, paragraphs 5 and 6, the requisites that shall be met for a member to be considered independent. According to such provision, the members considered independent are those “elected in accordance to article 141, paragraphs 4 and 5 of Law No. 6,404/76”, as well as those that comply with the following requirements: “(a) he/she must not be a Controlling

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Shareholder, or spouse or relative up to second-degree thereof; (b) he/she must not have been, for the last three years, an employee or officer (i) of the Company or of a company controlled by the Company, or (ii) of the Controlling Shareholder or of a company controlled thereby (“Jointly-Controlled Company”); (c) do not have commercial relationships, including he/she must not be a supplier or buyer, whether direct or indirect, of services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder, affiliate company (coligada) or of a Jointly-Controlled Company, in all cases in magnitude which implies in the loss of independence; (d) he/she must not be an employee or manager of a company or entity which is offering or requesting services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, as per item (c) above; (e) he/she must not be a spouse, partner or relative, straight or collateral, up to second degree of any manager of the Company, of a company controlled by the Company, of the Controlling Shareholder, a manager of the controlling shareholder or of a Jointly-Controlled Company; (f) he/she must not receive compensation by the Company, by a company controlled by the Company, by the Controlling Shareholder, affiliate company (coligada) or by a Jointly-Controlled Company, except as a member of the Board of Directors (cash provisions from capital interests are excluded from this restriction), (g) he/she must not have their vote in the Board of Directors meetings bound by a shareholders' agreement whose purpose is to regulate matters related to the Company, and (h) he/she must not have founded the Company and have significant influence over it.”

The independence criteria are verified at the moment of the election of directors, and the independent directors are identified as such in the minutes of the meeting that elected them, as well as in the Reference Form of the Company. Additionally, even though there is not statutory obligation in this regard, such independence criteria are verified by the Board of Directors, in line with its minimum agenda.

2.2.2	The board of directors shall approve an appointment policy that establishes: (i) the process for the appointment of members of the Board of Directors, including the need of participation of other bodies of the company in the referred process; and (ii) that the formation of the Board of Directors shall take into account the availability of time of its members for the exercise of their functions and the diversity of knowledge, experiences, behaviors, cultural aspects, age range and gender.

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Practice not adopted.

Despite the fact that the Company currently doesn’t have a formal appointment policy, all members of its Board of Directors must have, as set forth by law, a sound reputation, and no person may be elected if (i) is prevented by special law, or convicted of bankruptcy crime, malfeasance, bribery, extorsion, embezzlement, crimes against popular economy, public faith or property, or a felony that prevents, even temporarily, access to public office, (ii) sentenced to suspension or temporary disqualification as applied by the CVM, the Brazilian Central Bank, the Superintendence of Private Insurance and/or any final and unappealable conviction, at the judicial or administrative level, which makes he/she ineligible for the management position of a publicly-held company, (iii) holds a position in a company that may be considered a competitor of the Company, and does not have, nor does represent a conflicting interest with that of Ambev, and (iv) is considered a politically exposed person, under the terms of CVM Resolution No. 50/21.

Additionally, the Shareholders’ Agreement establishes, as a basic guiding principle of the performance of the controlling shareholders, that the management of the businesses of the Company shall be exercised by experienced and qualified professionals who meet the requirements necessary for the offices held by them.

All current members of the Board of Directors are professionals with different educational backgrounds, wide professional experience, deep knowledge of the market in which the Company performs, availability of time compatible with the function and ambassadors of the culture and of the principles of the Company.

2.3       Chairman of the Board

2.3.1	The chief executive officer shall not accumulate office of chairman of the Board of Directors.

Practice adopted.

2.4       Assessment

2.4.1	The company shall implement an annual process for assessment of performance of the Board of Directors and of its committees, as collegiate bodies, of the chairman of the Board of Directors, of the directors, individually considered, and of the governance office, if any.

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Practice adopted.

In accordance with the internal regulations of the Board of Directors and the annual minimum agenda of the referred body, the Board of Directors and its assisting committees –Governance Committee, People Committee and Operations and Finance Committee – are assessed once per year. The assessment process contemplates both the performance of the collegiate bodies themselves and of the members individually considered, including their chairmen. Each body makes its self-assessment, and the Board of Directors, in addition to assessing itself, also assesses the performance of its assisting committees. There is no participation of external specialists in the process of assessment of the Board of Directors and of its committees.

Such assessments are based on several criteria, including: appropriate qualification, diversity of experiences and educational background, knowledge of the industry and of the sector of performance of the Company, effective leadership of the chairman, attendance, preparation for the debate of the matters discussed, active and constructive contribution in the decision-making process, integrity and commitment to the exercise of the functions. At the end of the assessment process, the Board of Directors identifies the main points to be addressed for the improvement of the performance of the bodies (if any) and, as the case may be, defines the actions and measures to be implemented for such. In addition, over the year following the assessment, the Board of Directors follows up the evolution of such actions and measures, aiming at ensuring that the improvement points identified have been really implemented.

2.5       Succession Plan

2.5.1	The Board of Directors shall approve and keep updated a succession plan for the chief executive officer, the preparation of which shall be coordinated by the chairman of the Board of Directors.

Practice adopted.

The area of People and Management of the Company is responsible for the preparation, review and follow up of the succession plan of all members of the Executive Board of the Company, including the Chief Executive Officer. Such plan is annually analyzed by the

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Board of Directors, according to the terms of its minimum agenda, and by the People Committee, a committee that assists the Board of Directors and was created under the terms of article 16, paragraph 2, of the Company’s bylaws. The current succession plan of the members of the Executive Board of the Company, including the Chief Executive Officer, was duly analyzed at the meeting of the Board of Directors held on December 11, 2024.

2.6       Integration of New Members

2.6.1	The company shall have a program for integration of new members of the Board of Directors, previously structured, so that the referred members are presented to the key personnel of the company and to its facilities, and that addresses the subject matters essential for the understanding of the business of the company.

Practice adopted.

As set forth and detailed in the Schedule B of the internal regulations of the Board of Directors, the Company has a structured program for the integration of new members to the body, which involves: (i) one-on-one conversation with key personnel of the Company, including the chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial, Investors Relations Officer, the Legal and Compliance Vice President Officer and the Corporate Affairs Vice President Officer, without prejudice to other officers, as the case may be; (ii) guided visit to a brewery of the Company, observing the entire brewing process; (iii) visit to a distribution center and accompaniment of a seller of the Company in the route sales of the products of the Company to the points of sale of the region; and (iv) participation in trainings, among which the following subjects stand out: compliance, Code of Business Conduct, culture, knowledge in brewing (beer academy) and liabilities of the director (under the terms of law, of the Brazilian Securities Commission - CVM rules, of the bylaws of the Company and of its policies, including with regard to negotiation of securities issued by the Company). A copy of the Code of Business Conduct and of the Manual of Disclosure and Use of Information and Policy on Negotiation of Securities is delivered to the new member. The Legal and Compliance Vice President Officer is responsible for the implementation of the integration plan described above.

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2.7       Compensation

2.7.1	The compensation of the members of the Board of Directors shall be proportional to the attributions, responsibilities and time demand. There should not be compensation based on attendance at meetings, and the variable compensation of directors, if any, should not be harnessed to short-term results.

Practice adopted.

2.8       Internal Regulations

2.8.1	The Board of Directors shall have internal regulations that provide for its responsibilities, attributions and rules of operation, including: (i) the attributions of the chairman of the Board of Directors; (ii) the rules for substitution of the chairman of the board in his/her absence or vacancy; (iii) the measures to be adopted in situations of conflict of interests; and (iv) the definition of an appropriate deadline for the receipt of the materials for discussion at the meetings, with the appropriate depth.

Practice adopted.

2.9       Meetings

2.9.1	The Board of Directors shall define an annual calendar with the dates of the annual meetings, which shall not be inferior to six nor superior to twelve, in addition to calling special meetings, whenever necessary. The referred calendar shall provide for an annual thematic agenda with relevant issues and discussion dates.

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Practice adopted.

2.9.2	The meetings of the board shall regularly provide for exclusive sessions for external directors, without the presence of the executives and other invited people, for alignment of the external directors and discussion of issues that may create embarrassment.

Practice adopted.

2.9.3	The minutes of the meeting of the board shall be written in a clear manner and register the decisions taken, the people attending the meeting, the divergent votes and the abstentions of vote.

Practice adopted.

In compliance with the provisions of the internal regulations of the body, the minutes of the meetings of the Board of Directors of the Company are written in a clear manner, registering the people attending the meeting and the decisions taken, including with the formalization of divergent votes and abstentions of vote, if any.

The Internal Regulation of the Board of Directors of the Company is available for consultation on its investors relations webpage (item “Corporate Governance”, “Policies, Codes and Internal Regulations”, “Internal Regulations”, “Internal Regulation of the Board of Directors”), as well as on the website of the Brazilian Securities Commission – CVM.

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3.	EXECUTIVE BOARD

3.1       Attributions

3.1.1	The Executive Board shall, without prejudice to its legal and statutory attributions and to other practices provided for in the Code: (i) execute the risk management policy and, whenever necessary, propose to the board occasional needs for review of such policy due to modifications to the risks to which the company is exposed; (ii) implement and maintain efficient mechanisms, processes and programs of monitoring and disclosure of the financial and operational performance, as well as the impacts of the activities of the company on the society and on the environment.

Practice adopted.

3.1.2	The Executive Board shall have internal regulations of its own that establish its structure, its functioning and its roles and responsibilities.

Practice not adopted.

The Executive Board does not have internal regulations of its own, since its structure, functioning, roles and responsibilities are established and described in a clear and complete manner in law, in the bylaws and in the policies and codes of the Company.

3.2       Appointment of Officers

3.2.1	There should not exist reservation of offices of Executive Board or managerial positions for the direct appointment by shareholders.

Practice adopted.

3.3       Assessment of the Chief Executive Officer and of the Executive Board

3.3.1	The chief executive officer shall be assessed, on an annual basis, in a formal process conducted by the Board of Directors, based on the verification of the

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achievement of the financial and non-financial performance targets established by the Board of Directors for the company.

Practice adopted.

All members of the Executive Board of the Company, including the Chief Executive Officer, have annual financial and non-financial targets established by the Board of Directors. The achievement of the referred targets composes one of the variables for verification of the right of the officer to the variable compensation on that year. The process of assessment of the achievement of the referred targets occurs usually in the first quarter of each year. There is no participation of third parties in such process. For additional information on the mechanisms of performance assessment of the Executive Board related to the system of variable compensation of the Company, please refer to item 8.1(b) of the Reference Form.

Additionally, the members of the Executive Board are assessed on an annual basis regarding their skills, which is made by their peers and subordinates, as well as by means of self-assessment (360º assessment), and there is not contracting of third parties for such assessment as well. Such annual assessment process is usually concluded in the second semester of each year, and it is divided into the following stages: (i) appointment of appraisers; (ii) validation by the relevant “manager”; (iii) 360º assessment; and (iv) delivery of final report, together with feedback meeting conducted by the manager. Regarding the role of manager, the Chief Executive Officer is assessed by the chairman of the Board of Directors and the other statutory officers, by the Chief Executive Officer. The assessments are taken for discussion to the People Committee and to the Board of Directors, which resolve on the next steps of each of the executives in the Company (permanence, promotion, removal from office etc.). For more information regarding the assessment of skills of officers of the Company, please refer to item 7.1(b) of the Reference Form.

The appreciation by the Board of Directors of the results of the latest assessments of the Chief Executive Officer and the other members of the Executive Board of the Company occurred at the meeting held on December 11, 2024.

3.3.2	The results of the assessment of the other officers, including the proposals of the chief executive officer regarding targets to be agreed on and the permanence, promotion or removal from office of the executives in their respective offices

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shall be presented, analyzed, discussed and approved at a meeting of the Board of Directors.

Practice adopted. Please refer to item 3.3.1 above.

3.4       Compensation

3.4.1	The compensation of the Executive Board shall be fixed by means of a compensation policy approved by the Board of Directors by means of a formal and transparent procedure that takes into consideration the costs and risks involved.

Practice adopted.

The Company has a “Policy on Compensation and Granting of Stock Options for the Executive Board” the precepts of which were restated and approved by the Board of Directors, taking into consideration the strategic objectives of the Company and the costs and risks involved.

The Policy on Compensation and Granting of Stock Options for the Executive Board is available for consultation on the investors relations webpage of the Company (item “Corporate Governance”, “Policies, Codes and Internal Regulations”, “Policy on Remuneration to the Executive Board”), as well as on the website of the Brazilian Securities Commission - CVM.

3.4.2	The compensation of the Executive Board shall be linked to results, with targets on the medium and long term related, in a clear and objective manner, to the generation of economic value for the company on the long term.

Practice adopted.

Aiming at the sustainable growth of the Company, which requires long-term retention of executives who are aligned with its high-performance culture, the compensation of the Executive Board is linked to results, with medium and long-term targets directly related to creation of economic value for the future of the Company.

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The compensation of the members of the Executive Board is divided into a fixed compensation – base salary aligned with the market average – and a variable compensation (which has the greater weight), as the main long-term incentive. The variable portion of the compensation of the officers of the Company is composed by profit sharing harnessed to the achievement of targets, enabling the executives to obtain annual compensation usually superior to the highest levels of the market in the event of exceptional results.

The determination of the compensation of the Company's Executive Board observes the following principles: (i) it is an instrument for attracting and retaining talent; (ii) must be competitive in relation to companies operating in the same market in which the Company operates; (iii) it must be aligned with the Company's performance culture, giving greater emphasis to its variable component, based on results and exceptional performance; (iv) compensation must provide long-term value construction; (v) must take into account organizational performance and individual performance; (vi) it must involve the sharing of cascading goals so as to create alignment across the organization; and (vii) must be linked to the Company's success in the medium and long term.

The performance targets established for the officers of the Company vary in accordance with their respective attributions and performance areas (individual targets), and some executives have targets directly related to the generation of value for the Company on the short, medium and long term. Among such targets, those related to the strengthening of the Company’s reputation with stakeholders and sustainability performance, including environmental, social and governance (ESG) aspects on the safety, people and management, maintenance, quality, logistics and environment pillars stand out.

The performance of the Company also impacts the referred variable compensation. In such case, the targets take into consideration the achievement, by the Company, of indexes for EBITDA, cash generation and volume (entity’s targets). Thus, the variable compensation shall only be granted to the executive on a proportional basis if, in addition to achieving at least 35% of their individual targets, the Company’s targets are also met. This ensures that the variable compensation of the officers to be linked, in a clear manner, to the sustainable growth and to the long-term value creation.

Still regarding variable compensation, the Company’s executives may receive long-term incentives through the granting of stock options in accordance with the Company's Stock Option Plan and/or in the granting of restricted shares, in accordance with the Company's

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Share-Based Compensation Plan, both approved at the Shareholders’ Meeting. In this way, executives have the possibility of reinvesting their variable compensation in the Company, allocating part or all of it to the exercise of stock options. In such cases, the Company may grant these executives additional shares, depending on the level of reinvestment of their variable compensation. Finally, for executives identified as having high potential for the long term, Share Appreciation Rights (Phantom Stocks) may be granted, as detailed in item 8.4 of the Company's Reference Form.

These additional grants encourage the combination of shareholders and managers interests on the long term, by means of receipt, by managers, with or without consideration, as the case may be, of shares of the Company, which shall have sale restriction or delivery conditioned to the permanence in the Company for a certain period. The objective is to promote the alignment of executives' interests to generate value for the Company in the long term.

3.4.3	The incentive structure shall be in line with the risk limits defined by the Board of Directors and prohibit that one single person controls the decision-making process and its respective oversight. No one should resolve on its own compensation.

Practice adopted.

The structure of the incentives granted to the Officers as described in item 3.4.2 above is aligned with the risk limits defined by the Board of Directors.

The People Committee and the Board of Directors take part in the decision-making process for definition of the compensation of the officers of the Company, so no officer resolves on their own compensation. The People Committee is responsible for stating its opinion on the proposals of the management to be appreciated by the Board of Directors, which, in addition to deciding about the recommendations of the referred committee, defines the general criteria for granting options and assignment of shares to the executives of the Company, observing the global compensation amount approved by the shareholders’ meeting for a certain fiscal year.

Furthermore, on an annual basis, the People Committee assesses the retention of talents of the Company, which includes analysis on the need for adaptation of compensation practices

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adopted by the Company. If such committee deems necessary, adjustments to such practices are proposed to the Board of Directors.

For more information on the compensation of the members of the Board of Directors, please refer to item 8 of the Company’s Reference Form.

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4.       SUPERVISORY AND CONTROL BODIES

4.1       Audit Committee

4.1.1	The statutory audit committee shall: (i) have, among its attributions, the assistance to the Board of Directors upon monitoring and controlling the quality of the financial statements, upon the internal controls, the risk and compliance management; (ii) be mostly formed by independent members and coordinated by an independent director; (iii) have at least one of its independent members with proven experience in the accounting-corporate, internal controls, financial and audit areas, cumulatively; and (iv) have own budget for contracting advisers for accounting, legal or other matters, when the opinion of an external specialist is necessary.

Practice partially adopted.

Although the Company does not count on a statutory audit committee, its Fiscal Council, in addition to performing the attributions set forth by law, executes the functions of audit committee for the purposes of the Sarbanes-Oxley Act of 2002, up to the extent permitted by the Brazilian legislation. Thus, in accordance with the internal regulations of the Fiscal Council, the referred body has as competencies:

(i)	verifying, before the independent auditors of the Company, (a) the qualification and the independence of such auditors, presenting to the Board of Directors recommendations regarding maintenance or replacement of the contracted company and regarding the terms of the contracting proposal, (b) the scope of the contracted audit and the procedures to be adopted, (c) the difficulties occasionally indicated by the independent auditors upon conduction of the contracted audit, (d) the existence of divergent points among the independent auditors and the executives in respect to the preparation of financial statements, (e) the quality and the integrity of financial information disclosed by the Company, as well as its adaptation to the legal and regulating requirements, (f) the relevant accounting policies and practices of the Company, (g) the system of internal controls and the policies related to the risk management and assessment, (h) the existence of relevant transactions, agreements or obligations which are not reflected on the financial statements of the Company, and (i) the existence of services other than those of audit provided to the Company by

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its auditors, previously stating its position regarding such contracting, respecting the restrictions imposed by the Brazilian Securities Commission - CVM and in accordance with the Policy on Contracting of Services Related and not Related to Audit of the Company; and

(ii)	receiving, registering, processing and examining the complaints occasionally received regarding the accounting area, accounting internal controls and matters related to the audit of the Company, as well as anonymous reports received from employees or third parties in relation to accounting frauds or questionable accounting procedures, adopting the measures necessary for such assessments.

Upon development of its functions described above, the Fiscal Council has authority and appropriation to contract independent advisers aiming at the compliance with its responsibilities. It is also upon the Fiscal Council to keep the Board of Directors updated regarding the exercise of such functions and of its results, in line with the annual minimum agenda of the Board of Directors.

Furthermore, in addition to being exclusively composed by independent members, the Fiscal Council of the Company counts on a “financial specialist”, according to the meaning contained in the Sarbanes-Oxley Act, to wit, Mr. José Ronaldo Vilela Rezende, who has wide professional financial, corporate-accounting experience, experience in internal and audit controls, and also acts as chairman of the referred body.

Thus, the Company understands that the “powered” competence and the independence of its Fiscal Council linked to the practice of report to the Board of Directors and to the risk management system described in item 2.1.1 of this Governance Report grant to the Company appropriate means of monitoring and control regarding the quality of its financial statements, of its internal controls and of its risk and compliance management mechanisms.

4.2       Fiscal Council

4.2.1	The Fiscal Council shall have internal regulations of its own that describes its structure, functioning, work program, roles and responsibilities, without creating embarrassment to the individual performance of its members.

Practice adopted.

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4.2.2	The minutes of the meetings of the Fiscal Council shall observe the same rules of disclosure as the minutes of the Board of Directors.

Practice adopted.

4.3       Independent Auditors

4.3.1	The company shall establish a policy for contracting extra-audit services of its independent auditors, approved by the Board of Directors, which prohibits the contracting of extra-audit services that may compromise the independence of auditors. The company shall not contract as independent auditor a person who has provided internal audit services to the company at least three years before.

Practice adopted.

4.3.2	The independent audit team shall report to the Board of Directors by means of an audit committee, if any. The audit committee shall monitor the effectiveness of the work of the independent auditors, as well as their independence. It shall also assess and discuss the annual work plan of the independent auditor and forward it for the appreciation of the Board of Directors.

Practice adopted.

4.4       Internal Audit

4.4.1	The company shall have an internal audit area directly linked to the Board of Directors.

Practice partially adopted.

The Company has an internal audit area responsible for monitoring, assessing and making recommendations related to the risks and control systems of the Company.

The internal audit area of the Company is linked both to the Fiscal Council – which, as described in item 4.1.1 of this Governance Report, executes certain functions of audit

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committee for the purposes of the Sarbanes-Oxley Act of 2002 – and to the Board of Directors, to which the internal audit officer reports on a half-yearly basis the activities performed by the area and their respective conclusions.

Such area counts on a dedicated team of professionals with different profiles, who directly report to the Internal Audit Board. For each fiscal year, it is established a work plan in which it is defined which subject matters shall be reviewed and assessed by the area, taking into consideration the relevance of the risks identified in the Company. Annually, the work plan is prepared by the internal audit area based (i) on observations made by the management of the Company and by the Fiscal Council; (ii) on risk assessments made by every area of the Company (Enterprise Risk Management), including the internal control area; and (iii) on the information obtained by means of the internal reporting channel. At the end of each year, the audit plan defined for the subsequent fiscal year is submitted to the approval of the Fiscal Council, which follows up and oversees its execution. The review of each subject contained in the audit plan is performed in quarterly work cycles, in which deeper studies and the analysis of data regarding the processes involved are conducted. At the end of each cycle, a report is issued to the management contemplating the recommendation of action plans for the solution or mitigation of the points raised, as applicable.

Thus, the Company understands that its internal audit area is structured in a manner appropriate to the development of its attributions, having in view its size and the complexity of its activities.

4.4.2	In the event of outsourcing of such activity, the internal audit services shall not be exercised by the same company that provides services of audit on financial statements. The company shall not contract for internal audit a person who has provided independent audit services to the company at least three years before.

Not applicable.

4.5       Risk Management, Internal controls and Integrity/Compliance

4.5.1	The company shall adopt a risk management policy approved by the Board of Directors, which includes the definition of the risks for which protection is sought, the instruments used for such, the organizational structure for risk management, the assessment of the appropriateness of the operational and

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internal controls structure in the verification of its electiveness, in addition to defining guidelines for the establishment of the acceptable limits for the exposure of the company to such risks.

Practice adopted.

The Company follows a Risk Management Policy approved by the Board of Directors. Such policy defines the financial and non-financial risks for which the Company seeks protection, establishing guidelines for the definition of the acceptable limits for the exposure of the Company to each one of them. The policy also outlines the design of the risk management system of the Company, indicating the adopted protection instruments and the organizational structure dedicated to the assessment and management of risks, as well as the performance of appropriate internal controls.

The Risk Management Policy of the Company is available for consultation on its investors relations webpage (item “Corporate Governance”, “Policies, Codes and Internal Regulations”, “Risk Management Policy”), as well as on the website of the Brazilian Securities Commission - CVM.

4.5.2	It is upon the Board of Directors to care for the Executive Board to have internal mechanisms and controls in order to be aware of, assess and control risks, so as to keep them in levels compatible with the determined limits, including the integrity/compliance program aiming at the compliance with laws, regulations and external and internal rules.

Practice adopted.

In line with its annual minimum agenda, the Board of Directors periodically assesses – based on reports made by the Chief Executive Officer, the Chief Financial, Investors Relations Officer, the Legal and Compliance Vice President Officer, and by the other officers of the Company, as the case may be – the exposure of the Company to the main material risks and the efficacy of its risk management systems, compliance systems and internal controls, ensuring that the Executive Board may count on appropriate mechanisms to perform the management of risks under its responsibility, in accordance with the guidelines and limitations established in the Company’s Risk Management Policy. For additional information, please refer to item 5 of the Reference Form.

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Furthermore, the Board of Directors is responsible for the approval (and for any update) (i) of the Code of Business Conduct of the Company, which, upon defining the guidelines of conduct to be observed by all managers and employees of the Company – among which is the compliance with the culture principles of the Company and with the laws, regulations and applicable policies –, serves as instrument that assists the Executive Board upon maintenance of ethics over the businesses; and (ii) of the Manual of Disclosure and Use of Information and Policy on Negotiation of Securities of the Company.

4.5.3	The Executive Board shall assess, at least once per year, the efficacy of the policies and of the risks and internal controls management systems, as well as of the integrity/compliance program and account for such assessment before the Board of Directors.

Practice adopted.

The Chief Financial, Investors Relations Officer is responsible for mapping out the management of the financial and non-financial enterprise risks in all areas of the Company, presenting, annually, to the Chief Executive Officer, the results of such mapping, as well as the relevant internal controls existent, so the Chief Executive Officer can make sure that all necessary actions are taken in order to have an efficient risk management by the Company.

Additionally, the entire Executive Board, by applying the precepts of the Risk Management Policy, as well as of the Code of Business Conduct and of the Manual of Negotiation over the regular management of the Company, is constantly verifying and assessing its effectiveness, and it may suggest to the Chief Executive Officer, to the Chief Financial, Investors Relations Officer, to the Legal and Compliance Vice President Officer, or directly to the Board of Directors, whenever it deems applicable, the occasional need for review in the current systems, controls and policies. The last appreciation by members of the Board of Directors regarding the efficacy of such systems, controls and policies occurred at the meetings held on February 06 and 07, February 28, and on August 26 and 27, 2024.

Thus, the Executive Board and the Board of Directors perform in a joint and effective manner in order to ensure the appropriate financial and operational performance of the Company.

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5.       ETHICS AND CONFLICT OF INTEREST

5.1       Code of Conduct and Reporting Channel

5.1.1	The company shall have an independent and autonomous conduct committee directly linked to the Board of Directors, in charge of the implementation, dissemination, training, review and update of the code of conduct and of the reporting channel, as well as of the conduction of assessments and filing of corrective measures related to infringements to the code of conduct.

Practice adopted.

The Company’s Executive Board, within the structure of the Ethics Committee and with the assistance of an exclusively dedicated compliance area, is responsible for the management of the Company’s Code of Business Conduct and all other compliance internal policies, which involves (i) the monitoring of the application of all procedures contained in the code and other policies, so as to ensure its efficacy and effectiveness; (ii) the dissemination of the code and other applicable rules, including by means of internal communications and trainings, so as to ensure that its content is known by all employees and third parties that sustain relations with the Company; (iii) the management and analysis of the cases of violation of the code and policies reported in the reporting channel of the Company, together with the adoption of the necessary measures; and (iv) the constant review of the code, with the preparation of proposal of update to be forwarded to the Board of Directors whenever necessary, including as a result of change to law or applicable regulation or of the internal analysis regarding the risks to which the Company is subject.

The Ethics Committee is a non-statutory decision-making body formed by the Chief Executive Officer, the Chief Financial and Investors Relations Officer, the People and Management Vice President Officer, the Legal and Compliance Vice President Officer and the Corporate Affairs Vice President Officer, in addition to the Director of the compliance area, in the function of secretaries. The compliance area, on its turn, responds directly to the Legal and Compliance Vice President Officer.

In accordance with the annual minimum agenda of the Board of Directors, the members of the Ethics Committee report directly to the Board of Directors the status and functioning of the compliance program of the Company, as well as the relevant integrity issues. The

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compliance area also reports periodically to the Fiscal Council about the reporting channel, observing the competence of such body.

5.1.2	The code of conduct, prepared by the Executive Board, with support of the conduct committee and approved by the Board of Directors, shall: (i) discipline the internal and external relations of the company, expressing the commitment expected from the company, from its directors, officers, shareholders, collaborators, suppliers and interested parties towards the adoption of appropriate conduct standards; (ii) manage conflicts of interests and provide for the abstention of the member of the Board of Directors, of the audit committee or of the conduct committee, if any, who, as the case may be, is in conflict; (iii) define, in a clear manner, the scope and the comprehensiveness of the shares intended for the assessment of the occurrence of situations deemed as performed with the use of privileged information (for instance, use of the privileged information for commercial purposes or for the obtainment of advantages in the negotiation of securities); (iv) establish that the ethical principles shall be the foundation of the negotiation of contracts, agreements, as well as the policies that guide the entire company, and establish a maximum amount of third-party assets and services which managers and collaborators may accept at no cost or favored.

Practice adopted.

5.1.3	The reporting channel shall be independent, autonomous and impartial, operating functioning guidelines defined by the Executive Board and approved by the Board of Directors. It shall be operated in an independent and impartial manner, as well as guarantee the anonymity of its users, in addition to timely promoting the necessary assessments and measures. Such service may be under the responsibility of an acknowledged capable third party.

Practice adopted.

The Company offers a reporting channel available 24 hours a day, seven days a week, by means of which it is possible to make reports of any violations of the Code of Business Conduct of the Company, its internal policies and/or applicable laws and regulations, including corruption practices, fraud, bribery or unlawful harboring, violation of internal

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controls and systems, events of robbery or theft and others. The channel is opened to receive reports from third parties, such as clients, suppliers or consumers. All reports, which may be made in an anonymous manner, are received by means of a system operated by an outsourced company which, by means of a system also operated by an outscored company, forward them to the compliance area, thus ensuring the necessary confidentiality and anonymity (the denouncer only identifies him/herself if he/she wishes so).

It is upon the compliance area the management of the reporting channel, as well as the conduction and assessment of each case, including the measures that shall be adopted. In view of the ramification of the business units of the Company, some reports are assessed, under supervision of the compliance area, (i) by the regional teams of People and Management, when related to work environment; and (ii) by an outsourced risk manager, when related to frauds in sales and thefts/robberies. In addition to the confidentiality ensured by the reporting channel, as provided for in the Code of Business Conduct, the Company prohibits and does not tolerate any retaliation or punishment against any person that reports a possible violation of the law, regulation or policy of the Company. Likewise, any employee who discourages or prevents another person from making a report or seeking help or assistance necessary for reporting the issue shall be subject to disciplinary action.

For more information on the Code of Business Conduct and the reporting channel of the Company, please refer to items 5.3(b) of the Company’s Reference Form.

5.2       Conflict of Interest

5.2.1	The governance rules of the company shall care for the clear definition and separation of the functions, roles and responsibilities associated to the terms of office of all governance agents. The scopes of decision of each instance shall also be defined, with the purpose of minimizing possible sources of conflicts of interest.

Practice adopted.

The Company has a clear segregation and definition of functions, duties and responsibilities, as evidenced in its bylaws and internal regulations, where in fact the scopes of its governance bodies are clearly defined.

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5.2.2	The rules of governance of the company shall be made public and determine that the person who is not independent regarding the matter under discussion or resolution in the management or oversight bodies of the company shall timely state his/her conflict of interests or particular interest. If the person fails to do so, such rules shall provide for another person to state the conflict, if he/she is aware of it, and that, as soon as the conflict of interests in relation to a specific subject is identified, the involved person should depart, including physically, from the discussions and resolutions. The rules shall provide that such temporary withdrawal be registered in the minutes.

Practice adopted.

The Company’s bylaws, together with the internal regulations of its management and supervisory bodies – widely disclosed and known to all members of such bodies – contain clear rules regarding situations of conflict of interests, in order to ensure that such members do not vote or intervene in matters over which they have or represent conflicting interests with those of the Company. In the event of a conflict of interests, the withdrawal of the conflicting member is always recorded in the relevant minutes.

5.2.3	The company shall have mechanisms for the management of conflicts of interests in the voting submitted to the shareholders’ meeting, to receive and process allegations of conflicts of interests, and for annulment of votes casted in conflict, even if after the meeting.

Practice adopted.

Since March 2020, the Company started adopting and disclosing in its manual for participation in the Company’s shareholders’ meetings certain proceedings for management of potential conflicts of interests in meetings’ votes.

Additionally, the Company has a Policy on Transactions with Related Parties approved by the Board of Directors determining that the controlling shareholders may not vote or intervene in matters in which they have a conflict of interest with the Company.

The Policy on Transactions with Related Parties of the Company is available for consultation on its investors relations webpage (item “Corporate Governance”, “Policies, Codes and

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Internal Regulations”, “Policy on Transactions with Related Parties”), as well as on the website of the Brazilian Securities Commission - CVM.

5.3       Transactions with Related Parties

5.3.1	The bylaws shall define which transactions with related parties shall be approved by the Board of Directors, except for members that may have potentially conflicting interest.

Practice adopted.

5.3.2	The Board of Directors shall approve and implement a policy on transactions with related parties which includes, among other rules: (i) a provision that, previously to the approval of specific transactions or guidelines for contracting transactions, the Board of Directors shall request to the Executive Board market alternatives to the concerned transaction with related parties, adjusted by the risk factors involved; (ii) prohibition of compensation to assistants, advisers or intermediaries that may generate conflict of interests with the company, the managers, the shareholders or classes of shareholders; (iii) prohibition of loans in favor of controller and managers; (iv) the hypotheses of transactions with related parties that shall be based on independent assessment reports, prepared without the participation of any party involved in the operation, whether it is a bank, a lawyer, a specialized consulting company, among others, based on realistic assumptions and information referred to by third parties; (v) that corporate reorganizations involving related parties shall ensure equitable treatment to all shareholders.

Practice adopted.

The Company has a Policy on Transactions with Related Parties approved by its Board of Directors. Such policy aims at establishing rules and procedures to be observed by the Company and its subsidiaries upon transactions involving related parties, with the purpose of ensuring that the decisions of the Company are taken in the best interests of the Company and of its shareholders.

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Under the terms of the referred policy, the transactions with third parties that require previous approval from the Board of Directors, in accordance with the provisions of the bylaws of the Company and in the applicable legislation, shall be previously submitted to the appreciation of the Governance Committee, and it shall be upon the management, whenever possible, to present to such committee market alternatives to the relevant transaction, taking into consideration the risk factors involved. In such cases, the referred committee, which counts on two external members (that is, who are not part of the Board of Directors of the Company), shall analyze and state his/her opinion on the concerned transaction, recommending or not its approval to the Board of Directors, and the members of the committee who are in conflict shall not take part in the resolution related to the matter object of the conflict. Upon the exercise of its functions, the committee may, also, require contracting of legal, accounting and financial advisers, as well as request independent assessment reports, as it may deem necessary to ground the transaction under examination.

The transactions with related parties which do not require previous approval of the Board of Directors, under the terms of the bylaws of the Company and of the applicable legislation (e.g. transactions with the Company’s fully controlled subsidiaries), shall be approved in accordance with the rules of the internal scope of the Company in force at the time of its performance.

The policy also contemplates, among other rules, that (i) transactions between related parties shall be (a) performed at arm’s length and in accordance with the provisions of the policy, of the bylaws of the Company and of the applicable legislation, (b) formalized in writing, and (c) disclosed, if so required by the applicable rules, by means of the financial statements, of the Company’s Reference Form and by another means determined by the applicable legislation; (ii) it is prohibited the performance of loans, on one side, by the Company (or its subsidiaries), and, on the other side, the controlling shareholders of the Company and its managers (i.e., members of the Board of Directors and of the Executive Board); and (iii) compensation to assistants, advisers or intermediaries that may generate conflict of interests with the Company, its subsidiaries, managers or shareholders is prohibited.

5.4       Policy on Negotiation of Securities

5.4.1	The company shall adopt, by resolution of the Board of Directors, a policy on negotiation of securities issued by it, which, without prejudice to compliance with the rules established by the Brazilian Securities Commission - CVM

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regulation, establishes controls that enable monitoring the negotiations performed, as well as the assessment and punishment of the people responsible in the event of noncompliance with the policy.

Practice adopted.

The Manual of Disclosure and Use of Information and Policy on Negotiation of Securities (“Manual”) approved by the Board of Directors of the Company, in addition to treating the use, communication and disclosure of relevant information regarding the businesses and activities of the Company that may reflect on the negotiation of its securities in the market, establishes rules regarding: (i) the policy on negotiation with securities of the Company, including pending disclosure of material act or fact and, also, in certain periods of restricted negotiation, with the purpose of avoiding insider trading; and (ii) adoption of mechanisms that ensure control and transparency of the negotiations of securities issued by the Company.

For purposes of negotiations of securities issued by the Company, the Manual binds the following people: (i) managers, members of the Fiscal Council and members of the other bodies of the Company with technical or advising functions; (ii) members of the Company’s management teams of controllership and tax, legal, treasury, investors relations, mergers and acquisitions, new businesses and internal audit; (iii) employees and executives with access to relevant information; (iv) whomever, due to its office, function or title at the controlling shareholder of the Company, at controlled companies or affiliated companies of the Company, is aware of information related to material act or fact about the Company; and (v) controlling shareholders. In certain conditions indicated in the Manual, former managers of the Company and individuals with knowledge of information relating to material fact (who aware that it refers to information not disclosed to the market) are also restricted to the negotiation of securities of the Company.

New employees, upon the hiring process of the Company, sign a commitment instrument attesting their awareness of and consent with the Code of Business Conduct, which includes a specific item about negotiations with shares of the Company and makes reference to the Manual. Additionally, on an annual basis, within the scope of the compliance training, employees who hold specialist or managerial positions at the Company state they know the Manual and that all negotiations performed by them over the year respect the provisions therein.

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Without prejudice to the other penalties provided for by law, noncompliance with the provisions contained in the Manual shall subject the infringing party to disciplinary sanctions, in accordance with the internal rules of the Company, including, by way of example, as the case may be, the (i) warning, suspension or dismissal for just cause, according to the severity of the infringement; and (ii) termination of the agreement entered into with the Company, and it may require, in any event, provided that due, the full reimbursement of all damages incurred by the Company, directly or indirectly, as a function of such noncompliance.

The Manual is available for consultation on the investors relations webpage of the Company (items “Corporate Governance”, “Policies, Codes and Internal Regulations”, “Manual of Disclosure and Use of Information and Policy on Negotiation of Securities Issued by Ambev”), as well as on the website of the Brazilian Securities Commission - CVM.

5.5       Policy on Contributions and Donations

5.5.1	With the purpose of ensuring greater transparency regarding the use of the resources of the company, it shall be prepared a policy on its voluntary contributions, to be approved by the Board of Directors and executed by the Executive Board, containing clear and objective principles and rules.

Practice adopted.

The Company’s Code of Business Conduct and internal policies and procedures provide for clear and objective rules regarding requests for voluntary contributions performed by public and private entities. In accordance with such rules, the donations made by the Company shall have legitimate corporate purpose and be registered with accuracy on the accounting books and records.

Furthermore, any and all donation made by the Company, whether they are made for public entities or private non-profit institutions, shall be previously approved by means of a system managed by the compliance area of the legal department of the Company. In any case, only the following donations shall be authorized by the compliance area:

•	those intended for legitimate and appropriate purposes linked to the activities of the Company;

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•	those not linked to any aimed retribution or consideration;
•	those with limited and reasonable value, type and quantity;
•	those permitted by the internal rules of the recipient organization;
•	those delivered in a transparent manner to recipient;
•	those that do not embarrass the Company if publicly disclosed; and
•	those that do not oppose or violate the applicable anti-corruption legislation or the rules and procedures established in the Anti-corruption Policy of the Company.

It should also be emphasized that, under the terms of the Anti-corruption Policy of the Company approved by its Board of Directors, donations to non-profit institutions requested by public official shall only be authorized by the compliance area if, in addition to observing the requirements above, they are (i) not executed as part of an exchange of favors with a public official, (ii) not paid in cash; (iii) not paid to a private account or individual or a for-profit organization; (iv) not equivalent to political contribution, and (v) transparent with regard to the receptor’s identity, the amount involved and the intended purpose.

Regarding political contributions, in Brazil, contributions from legal entities to political parties and election campaigns are not permitted, according to the Federal Supreme Court decision in the Direct Action for the Declaration of Unconstitutionality (ADI) No. 4650. As from December 21, 2020, by a decision of the Board of Directors, the Company and its subsidiaries are prohibited from making political contributions of any nature, even in countries or regions where such contributions are permitted by local law, as well as the members of the Board of Executive Officers and employees of the Corporate Relations Area of the Company and its subsidiaries, may not make political contributions of a personal nature, either directly or through third parties.

Subject to the above, if any Company employee opt for, personally making donations and/or contributions to political parties and election campaigns, he/she must bear all related costs and expenses. No reimbursement related to such costs and expenses may be requested or made by the Company.

The Anti-Corruption Policy of the Company is available for consultation on its investors relations webpage (item “Corporate Governance”, “Policies, Codes and Internal Regulations”, “Anti-Corruption Policy”) as well as on the website of the Brazilian Securities Commission – CVM.

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For more information, please refer to items 5.3(a) of the Reference Form of the Company.

5.5.2	The policy shall provide that the Board of Directors is the body responsible for the approval of all disbursements related to the political activities.

Practice adopted.

5.5.3	The policy on voluntary contributions of the companies controlled by the State, or which have reiterated and relevant commercial relations with the State, shall prohibit contributions or donations to political parties or people linked to them, even if permitted by law.

Practice adopted.

***

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer